Exhibit 99.2

MANAGEMENT
DISCUSSION & ANALYSIS

For the three-month period ended March 31, 2026

TABLE OF CONTENTS1

PREAMBLE3

PERIOD COVERED3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS3

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS4

MARKET AND INDUSTRY DATA5

THE COMPANY6

CORPORATE STRUCTURE6

VALUE PROPOSITION6

HIGHLIGHTS8

BUSINESS LINES9

Projects Overview9

DEMONSTRATION PLANTS11

Battery Material Demonstration Plants (Phase 1)11

MATAWINIE MINE PROJECT11

Matawinie Mine (Phase 2)11

BÉCANCOUR BATTERY MATERIAL PLANTS PROJECT12

13-ktpa Bécancour Battery Material Plant (Phase 2)12

UATNAN MINING PROJECT12

COMMERCIAL STRATEGY13

SALES13

MARKET UPDATE13

RESPONSIBILITIES15

GOVERNANCE16

RISKS16

FINANCING16

Phase-2 Matawinie Mine Financing16

The project financing process for the Phase-2 Matawinie Mine is nearing completion with the structure now finalized.16

Phase-2 13-ktpy Bécancour Battery Material Plant Financing16

QUARTERLY RESULTS18

OTHER FINANCIAL INFORMATION19

THREE-MONTH PERIOD RESULTS19

Management Discussion and Analysis	1

MINING PROJECTS EXPENSES19

BATTERY MATERIAL PLANT PROJECT EXPENSES20

GENERAL AND ADMINISTRATIVE EXPENSES20

NET FINANCIAL COSTS21

LIQUIDITY AND FUNDING22

OPERATING ACTIVITIES23

INVESTING ACTIVITIES23

FINANCING ACTIVITIES23

ADDITIONAL INFORMATION23

RELATED PARTY TRANSACTIONS23

OFF-BALANCE SHEET TRANSACTIONS24

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS24

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT24

CAPITAL STRUCTURE24

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING24

Disclosure Controls and Procedures24

Internal Controls over Financial Reporting24

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE25

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated May 12, 2026, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the three-month period ended March 31, 2026, and the consolidated audited financial statements for the years ended December 31, 2025, and December 31, 2024, and related notes. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards, as published by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the three-month period ended March 31, 2026, with additional information up to May 12, 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project and the Bécancour Battery Material Plants Project, the Demonstration Plant, including the shaping and coating  demonstration plants, and the Concentrator Demonstration Plant, the intended strategy and development of the Matawinie Mine, the intended strategy and development of the 13-ktpa Bécancour Battery Material Plant, the intended strategy and development of the 44-ktpa Bécancour Battery Material Plant, including the sequencing of the financing of these projects, the intent of the Company to prioritize, as an initial milestone for the Bécancour Battery Material Plants (as defined herein), the development of the 13-ktpa Bécancour Battery Material Plant, the possibility that the powerline may not be operational in due time for the Matawinie Mine Project commissioning phase, the intended development of the Uatnan Mining Project (as described herein), the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, including the ability to close the private placements with Canada Growth Fund Inc., Investissement Québec and Eni S.p.A., including the determination of FID for the Matawinie Mine, the ability to obtain sufficient financing for the development of the Bécancour Battery Material Plants Project on favorable terms for the Company, including the completion of the financing and the FID for the Bécancour Battery Material Plants Project, the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtake agreements entered into with the Company, including the Panasonic Energy Agreement and the amended and restated offtake and joint marketing agreement with Traxys, the satisfaction of the conditions precedent to the Panasonic Energy Agreement, the Company’s development activities and production plans, including the operation of the Demonstration Plant, the ability to achieve the Company’s environmental, social and

Management Discussion and Analysis	3

governance (“ESG”) initiatives, the execution and implementation of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company’s ability to provide advanced materials while promoting sustainability and supply chain traceability, including the Company’s green and sustainable lithium-ion active anode material initiatives, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, the Company’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for electric vehicles, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, specialized, defense industries, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2025 Matawinie Mine Feasibility Study, the results of the AACE Project Cost Estimates (as defined herein), the results of the 2023 Uatnan Mining Project Report and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables; competition and market risks; pricing pressures; other risks of the mining industry,  and additional engineering and other analysis as required to fully assess their impact; the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; business continuity and crisis management; political instability and international conflicts; and such other assumptions and factors as set out herein and in this MD&A, and additionally, such other factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company can be found in the most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca), under the Company’s issuer profile.

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, geo, President and CEO of NMG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine, Saint-Michel-des-Saints, Québec, Canada” dated and effective November 12, 2025 , and available on SEDAR+ and EDGAR (the “2025 Matawinie Mine Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters,

Management Discussion and Analysis	4

methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project”, effective January 10, 2023, and available on SEDAR+ and EDGAR (the “2023 PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with NI 43-101 and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the prospect of material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

Management Discussion and Analysis	5

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

In view of final investment decisions (“FID”) on its Phase-2 projects, the Company incorporated NMG Matawinie Inc. and NMG Bécancour Inc. on June 20, 2025. The Company now has four subsidiaries (with equity ownership indicated below) namely:

The Company’s shares are listed under the symbol NOU on the Toronto Stock Exchange (“TSX”) and NMG on the New York Stock Exchange (“NYSE”).

The Company’s consolidated financial statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without the additional funding secured subsequent to March 31, 2026, as disclosed in Note 18 of the condensed consolidated interim unaudited financial statements for the three-month period ended March 31, 2026, the Company does not have sufficient liquidity to pursue its planned development activities. This funding is contingent on receiving shareholder approval and regulatory approval and there can be no assurances that these will both be successful. These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

Management Discussion and Analysis	6

VALUE PROPOSITION

NMG is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability.

Vision	To accelerate the transition to a decarbonized and just future.
Mission	To become the industry benchmark by producing high-quality graphite solutions responsibly and safely.
Values	Caring, responsibility, openness, integrity, and entrepreneurial spirit.

Based in Québec, Canada, the Company’s activities are focused on the planned Matawinie graphite mine and concentrator (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation facilities comprising of a first stage battery material plant for 13ktpa of active anode material (the “13-ktpa Bécancour Battery Material Plant”), both of which are progressing towards their FID in view of commercial operations. NMG is continuing pursuing a second stage battery material plant for 44ktpa of active anode material (the “44-ktpa Bécancour Battery Material Plant”) (the 13-ktpa Bécancour Battery Material Plant and the 44-ktpa Bécancour Battery Material Plant, collectively the “Bécancour Battery Material Plants”).  NMG is also planning the development of the Uatnan mining project (the “Uatnan Mining Project”) as a subsequent expansion phase. Underpinning these projects are NMG’s Matawinie and Lac Guéret graphite deposits and clean hydroelectricity powering its operations. The Company is developing what is projected to be one of North America’s first and largest fully integrated natural graphite production.

Management Discussion and Analysis	7

HIGHLIGHTS

»	Financing structure secured for the Phase-2 Matawinie Mine including committed US$335 million debt package with Export and Development Canada (“EDC”) and Canada Infrastructure Bank (“CIB”); US$213 million private placement with Canada Growth Fund (“CGF”), the Government of Québec via its agent Investissement Québec (“IQ”), and Eni S.p.A. (“Eni”); and an oversubscribed bought deal public offering of subscription receipts for gross proceeds of approximately US$96.5 million, which are respectively subject to certain conditions precedents and closing conditions.
»	Phase-2 Matawinie Mine FID to be declared upon closing of the private placements with CGF, IQ and Eni following the shareholders’ approval and the release of the net proceeds from the bought deal public offering.
»	Construction activities initiated at the Matawinie site with integrated project team and contractors mobilized onsite for the start of civil works; key contracts secured covering more than 50% of projected CAPEX within financial estimates.
»	Signature of an LOI with Eni S.p.A. toward commercial discussions for a potential 15,000-tpa graphite concentrate offtake from the Phase-2 Matawinie Mine or equivalent volume of active anode material.
»	Technical development and sustained advancement of a Class 3 AACE Estimate for the 13-ktpa Bécancour Battery Material Plant.
»	Financing modeling and active engagement with targeted financial partners for the 13-ktpa Bécancour Battery Material Plant with a view to reach its FID in H2-2026.
»	Active procurement activities to support the construction schedule of the Phase-2 Matawinie Mine and secure key contracts for the 13-ktpa Bécancour Battery Material Plant.
»	Issuance of the 2025 ESG Report with continued leadership in environmental stewardship, stakeholder engagement, human capital, governance, and responsible practices.
»	Operational discipline, with no major environmental incidents, 12-month rolling TRIFR of 2.98 at the Company’s facilities and 0 at the Matawinie construction site.
»	Period-end cash position of $57,309.

Management Discussion and Analysis	8

BUSINESS LINES

Striving to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced processing. NMG is marketing its future production of graphite concentrate and active anode material to serve in lithium-ion batteries for EVs, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, industrial, and specialized industries.

The Company is carrying out a phased development plan for its Matawinie Mine and Bécancour Battery Material Plants (respectively, with the applicable demonstration plants (Phase 1), the “Matawinie Mine Project” and the “Bécancour Battery Material Plants Project” (Phase 2)), to advance towards FID in view of commercial operations. To support growth and meet customers’ demand beyond its Phase 2, the Company is planning the development of the Uatnan Mining Project targeted as NMG’s Phase-3 expansion.

Projects Overview

Demonstration Plants
Phase 1 – Demonstration Plants
Concentrator Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications.
Battery Material Demonstration Plants	In operation to support product sampling and qualification to customers’ specifications. Ongoing testing is also being conducted at third-party facilities.

Matawinie Mine Project

To support the development of the Matawinie Mine, NMG has started construction activities in parallel to finalizing the closing of the private placements with CGF, IQ and ENI and the bought deal public offering.

With the debt package having been secured with EDC and CIB, subject to certain conditions precedents, including among others, the finalization of the legal documentation of the credit facilities of the debt package, it is expected that FID will occur upon closing of the private placements with IQ, CGF and ENI following the satisfaction of the closing conditions shortly after the shareholders’ approval currently scheduled for May 13, 2026, as well as the satisfaction of the release conditions of the bought deal public offering.

Management Discussion and Analysis	9

Phase 2 – Matawinie Mine

Mining decree obtained.

Completion and issuance of the 2025 Matawinie Mine Feasibility Study reflecting advancement in engineering, in technological development, in project optimizations, and in the financial model.

Advanced detailed engineering and procurement activities in support of execution plan.

Financing structure completed; FID expected to occur upon closing of the private placements with IQ, CGF and ENI following the satisfaction of the closing conditions shortly after the shareholders’ approval currently scheduled for May 13, 2026, as well as the satisfaction of the release conditions of the bought deal public offering.

Construction activities initiated.

Bécancour Battery Material Plants Project

To support the development of the Bécancour Battery Material Plants, NMG plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of its customers; refine environmental performance and operational parameters of the chemical purification technology; advance engineering, construction planning, and procurement activities; and finalize the project financing for the 13-ktpa Bécancour Battery Material Plant with the various financial stakeholders engaged in the project to reach its FID and launch construction for this facility.

A positive FID is dependent on the financing structure in light of the 13-ktpa Bécancour Battery Material Plant Class 3 AACE Estimate, updated financial model, the conclusions of the due diligence processes, and negotiations with the various financial stakeholders, including the completion of the conditions precedent and the project-related agreement with Panasonic Energy.

Phase 2 – Bécancour Battery Material Plants

13-ktpa Bécancour Battery Material Plant	Acquisition of a brownfield site located in Bécancour. Class 3 AACE Estimate in preparation to retrofit plans to the building; permitting, engineering, and procurement activities advancing in parallel.
44-ktpa Bécancour Battery Material Plant	Ongoing commercial discussions to finalize product mix and development plan.

Management Discussion and Analysis	10

Uatnan Mining Project

To support the advancement of the Uatnan Mining Project, NMG plans engaging with the Innu First Nation of Pessamit to establish a collaboration model in view of advancing a feasibility study along with an environmental and social impact assessment. Additional funding will be required to support this development. The Company also aims at formalizing commercial engagement for this contemplated production.

The development of the project leading to governmental authorizations is dependent on positive studies results, successful public consultation and First Nation engagement, favorable market demand, and commercial interest.

Phase 3 – Uatnan Mining Project	Preliminary economic assessment (“2023 PEA”) completed; detailed work plan for subsequent studies ready for deployment. Assessment of potential sites for processing plants initiated.

DEMONSTRATION PLANTS

Since 2018, the Company has been operating demonstration plants to support its business plan, technological development, and commercialization strategy.

Concentrator Demonstration Plant (Phase 1)

Graphite concentrate is produced from ore extracted from the Matawinie graphite property to serve as the feedstock for the Company’s Phase-1 Battery Material Demonstration Plants and as samples for potential customers interested in flake graphite.

Battery Material Demonstration Plants (Phase 1)

Shaping, purification, and coating processes are carried out across NMG’s Phase-1 facility and partnering laboratories to produce samples of varying specifications to provide inputs for the engineering of the Phase-2 Bécancour Battery Material Plants, support qualification efforts, and optimize technological and operational parameters of advanced refining processes. Site visits with customers enable the harmonization of test protocols at NMG’s battery laboratory.

MATAWINIE MINE PROJECT

NMG is advancing the development of its Matawinie graphite property, in which the Company owns a 100% interest, to produce about 106,000 tonnes per annum (“tpa”) of graphite concentrate over the 25-year life of mine.

Matawinie Mine (Phase 2)

The Matawinie Mine has reached the final stages toward a positive FID (see the Financing section, under Governance for further details) and construction activities have started in April 2026.

»	Ongoing permit/authorization applications for the construction managed in line with the project execution schedule.
»	Integrated project team (“IPT”) composed of NMG, Pomerleau as Construction Manager and AtkinsRéalis as Engineering Firm, now mobilized at the construction site.
»	Civil works with Manawan-Fournier as the main civil works contractor initiated in early Q2-2026.
»	Continued advancement of detailed engineering and procurement of key services and equipment to accelerate construction upon reaching a positive FID. Major contracts awarded and secured represent over 50% of the project’s CAPEX and are within estimates of the 2025 Matawinie Mine Feasibility Study.

Management Discussion and Analysis	11

BÉCANCOUR BATTERY MATERIAL PLANTS PROJECT

The Company is advancing a two-stage development plan for its Phase-2 Bécancour Battery Material Plants – NMG’s comprehensive advanced processing platform – leveraging contiguous brownfield and greenfield sites. The Company is advancing technical project development to fulfill its committed volumes upon reaching a FID for the 13-ktpa Bécancour Battery Material Plant.

13-ktpa Bécancour Battery Material Plant (Phase 2)

NMG will leverage a 143,000-m2 brownfield property, contiguous with its greenfield site, to build a first production capacity to refine graphite concentrate from the Company’s Phase-2 Matawinie Mine into 13,000 tpa of active anode material dedicated to Panasonic Energy.

The Company is working to retrofit its plan to the newly acquired building and develop a Class 3 estimate as per the AACE Recommended Practice 47R-11 for this brownfield development. The Company’s IPT execution model extends to the 13-ktpa Bécancour Battery Material Plant to advance the project development to FID and construction upon a favorable FID.

»	The industrial building and associated infrastructure should enable the Company to lower infrastructure costs, optimize CAPEX per tonne costs for this first stage development, and streamline permitting, engineering, and construction timelines to align the commissioning period with that of the Matawinie Mine.
»	Processing technologies are being optimized by leveraging data from large-scale testing at partnering facilities.
»	The procurement strategy is advancing for key technical expertise, specialized equipment, and long-lead items, including proactive risk mitigation for potentially sourcing out certain specialized equipment from Asia.
»	Based on current estimates, FID is targeted for H2-2026

44-ktpa Bécancour Battery Material Plant (Phase 2)

NMG maintains commercial engagement toward establishing offtakes for additional active anode material and/or advanced graphite materials production that would be developed on its 200,000-m2 adjacent greenfield.

UATNAN MINING PROJECT

The Company is developing the Uatnan Mining Project as an expansion phase (Phase 3) with a view to produce up to 500,000 tpa of graphite concentrate over a 24-year life of mine, based on the PEA published in 2023 in accordance with NI 43-101. NMG is actively engaged with the Innu First Nation of Pessamit to define a shared development vision for the Uatnan Mining Project in view of the project’s next steps, namely the preparation of a feasibility study and an environmental and social impact assessment.

Management Discussion and Analysis	12

COMMERCIAL STRATEGY

With a diversified portfolio of products, NMG is aligning its business plan and associated commercial strategy to cater to energy, advanced technology, and manufacturing industries in the Western World and allied nations.

SALES

Panasonic Energy

The 2025 Panasonic Energy Binding Offtake Agreement covers an initial seven-year term for the production of 13,000 tpa of active anode material via NMG’s Phase-2 integrated value chain. NMG’s active anode material continues to progress through Panasonic Energy’s qualification protocol to confirm its quality and performance. The 2025 Panasonic Energy Binding Offtake Agreement is subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial operation and final product qualification. It also contains standard termination rights for an agreement of this nature.

Panasonic Energy has reiterated its intent to support the development of NMG’s Phase-2 facility, which may entail an equity investment by Panasonic at the Phase-2 13-ktpa Bécancour Battery Material Plant FID, in line with Panasonic’s initial investment in 2024.

Traxys

The 2025 Traxys Binding Offtake and Marketing Agreement aims to secure up to 20,000-tpa of graphite concentrate offtake from the Phase-2 Matawinie Mine for distribution to industrial customers. With an initial seven-year term, the agreement includes sales pricing based on market indices with 10,000-tpa of firm take-or-pay volume.

Government of Canada

NMG and the Government of Canada, represented by Public Services and Procurement Canada (“PSPC”), have signed an updated binding long-form term sheet for the supply, storage, and resale of 30,000 tpa of graphite concentrate from NMG’s Phase-2 Matawinie Mine dated March 25, 2026, which is subject to certain conditions precedents. The seven-year offtake agreement currently under negotiation will be on a take-or-pay basis at a fixed North American market price for a basket of products. The marketing structure will allow NMG to market the Government of Canada’s committed volumes with an upside-sharing mechanism on proceeds above the fixed price, and the ability for Canada to store product.

Business Development

In addition, the Company is actively engaged with other tier-1 potential customers interested in NMG’s Phase-2 production for natural flake graphite, active anode material, and/or specialized graphite materials for niche applications.

MARKET UPDATE

According to Benchmark Minerals Intelligence Ltd, at the end of 2025, the total worldwide market demand for flake graphite amounted to approximately 1.2 million tonnes per year which can be divided into three distinct markets; lithium-ion batteries (54%), refractory and foundry (32%) and other industrial applications (14%). The lithium-ion battery segment can itself be split in two large categories, electric vehicles (“EVs”) and battery energy storage systems (“BESS”).

NMG through the updated binding long-form term sheet for the supply, storage, and resale of 30,000 tpa of graphite concentrate it has signed with the Government of Canada (industrial applications), Traxys (refractory and foundry) and Panasonic Energy (lithion-ion batteries) will address all three of these segments aiming to diversify its revenue and cash-flow streams while seeking to align the demand of its customers with the production mix and characteristics of the Matawinie mine.

Management Discussion and Analysis	13

Trends

Benchmark Mineral Intelligence reports that 4 million EVs sold globally in Q1 2026, a 3% decline year over year. The downturn was partially offset by a strong March, when 1.75 million EVs were sold worldwide, a 66% jump from February and 3% higher than March 2025. However, this late-quarter rebound obscures the fact that regional performance is diverging more sharply than before.

According to Electrek.co (April 2026), Chinese EV sales remain 21% lower year to date, as shifting policies continue to dampen domestic demand. Europe has become the primary driver of EV growth, and the region recorded its strongest month ever in March, surpassing half a million sales for the first time. Sales rose 72% compared with February and 37% compared with March of last year, supported by subsidies and higher fuel prices linked to the conflict in the Middle East. Overall, the data suggests EV adoption is increasingly tied to energy security.

It is noteworthy that the recent volatility in the price of oil has reignited interest in EVs across several jurisdictions. According to CNBC (April 2026), various car-selling platforms in the U.S. and Europe have reported a sharp increase in consumer interest for EVs since the war began in late February. The burgeoning trend comes even as a large chunk of the legacy car industry pivots back to internal combustion engine vehicles namely in the U.S.

Americans purchased just 212,600 new EVs in the first quarter, down from 296,304 in Q1 2025 representing a 28% decline. EV market share fell to an estimated 5.8% of total new vehicle sales, matching Q4 2025’s share and well below the 7.5% peak reached in Q3 2025. New EV inventory has ballooned to 130 days’ supply or 46% higher than the 89 days’ supply for combustion vehicles which has forced automakers to pile on incentives. While the new EV market struggles, it is noteworthy that the used side is booming as Cox Automotive data shows 93,500 used EVs sold in Q1 2026, up 12% from 83,587 in Q1 2025 and up 17% from Q4 2025.

Also, according to Cox Automotive, there are now roughly 5.8 million EVs on U.S. roads, and they are charging more than ever as U.S. public charging sessions hit 141 million in 2025, up 30%. Electrified vehicles (including hybrids) reached an all-time high of 26% of new vehicle sales in Q4 2025, up nearly 4 percentage points year-over-year. Hybrid EVs hit a record 756,000 units in Q4 2025, up 57% year-over-year.

The U.S. energy storage market hit a record 18.9 gigawatts of battery energy storage system installations in 2025, a 52% increase over 2024, according to the latest U.S. Energy Storage Monitor report released in March 2026, by the American Clean Power Association (ACP) and Wood Mackenzie. Allison Feeney, research analyst at Wood Mackenzie, mentioned “2025 was a banner year for the energy storage market,” as declining system costs, supportive policies and growing revenue opportunities all contribute to impressive growth over the last six years. He added, he expected this momentum to continue as the technology becomes even more proven and widely adopted.”

Flake graphite

Flake graphite prices expressed in US dollars remained globally flat during the year 2025 and into early 2026 (Benchmark Mineral Intelligence, February 2026). This trend was also observed throughout the first quarter on a sequential quarter basis (in comparison to Q4 2025) (Benchmark Mineral Intelligence, April 2026).

Anode material

Active anode material (AAM) prices can be impacted by several factors such as graphite feedstock, product specifications, traceability, and perceived security of supply.

Unlike flake graphite, which is generally traded as a commodity, AAM is a higher-value product tailored to customer requirements and battery performance standards.

Management Discussion and Analysis	14

When assessing pricing trends the Company uses amongst others Benchmark Mineral Intelligence price for high energy natural graphite AAM, (defined as high energy, ≥99.97% C, 360–370 mAh/g) (in combination of price guidance for high-end specifications anode material provided by another data provider).

Recent Regulatory Announcements

Canada and the European Investment Bank signed a Letter of Intent to explore cooperation on critical raw materials, building on the existing EU-Canada Strategic Partnership on Raw Materials to support secure, sustainable and diversified supply chains for minerals and metals critical to the green and digital transitions (Government of Canada, March 2026).

The Canadian government recently announced the Canada Strong Fund – Canada’s first national sovereign wealth fund which, through an initial federal contribution of $25 billion will strategically invest, alongside the private sector, in Canadian projects and companies driving our economic transformation. This includes projects in clean and conventional energy, critical minerals, agriculture, and infrastructure. (Government of Canada, April 2026).

In April 2026, the U.S. and EU signed a memorandum of understanding to secure and co-produce essential minerals used in semiconductors, EVs, and defense technologies. The agreement aims to counter China’s dominance in mineral processing and reduce supply-chain vulnerabilities which currently present significant economic and security risks for Western economies making diversification essential.

In parallel, the U.S. announced a joint action plan with the EU which includes proposed measures such as border-adjusted price floors, standards-based trading systems, subsidies to close pricing gaps, and long-term offtake agreements for selected minerals. The partnership also opens the door for broader cooperation with like-minded countries, such as Canada in building a plurilateral framework to enhance supply chain resilience worldwide.

Natural graphite, a designated critical mineral in Canada, the U.S., the European Union, Australia, the United Kingdom and is within NATO’s strategic materials framework.

RESPONSIBILITIES

For the twelve-month rolling period ended March 31, 2026, NMG reported a total recordable injury frequency rate of 2.98 and severity rate of 49.63 at the Company’s facilities, and 0 at its worksite. There were no major environmental incidents during this period.

NMG is aiming to publish its 2025 ESG Report on May 13, 2026, to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Company’s established ESG disclosure practices provide shareholders, investors, and stakeholders with a transparent and complete portrait of the Company’s risks, opportunities, and perspectives.

The Company has increased engagement with First Nations, communities and key stakeholders in the lead up to the start of construction of the Phase-2 Matawinie Mine. Dialogue on project progression, collaboration on joint initiatives, implementation of community-specific agreements, and advancement of project-related opportunities (business, training, employment, environmental stewardship, etc.) are ongoing.

Management Discussion and Analysis	15

GOVERNANCE

RISKS

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form on file with the Canadian provincial securities regulatory authorities and on SEDAR+ and on EDGAR.

FINANCING

Phase-2 Matawinie Mine Financing

The project financing process for the Phase-2 Matawinie Mine is nearing completion with the structure now finalized.

Fully committed senior project debt commitment letter of US$335 million secured with EDC and CIB, subject to certain conditions precedents.

»	Long-tenor, flexible project-finance structure with competitive rates and repayment terms for a US$290 million senior secured term loan facility and US$45 million senior secured cost overrun debt facility.
»	First-ranking security over the Matawinie Mine project and all material assets.
»	Facilities to be used to fund eligible project construction costs, working capital requirements prior to completion, and transaction costs associated with the financing. The cost overrun facility provides additional protection against construction cost overruns, subject to defined conditions.

Private placements by CGF, IQ and Eni for an aggregate amount of US$213 million.

»	Equity investment by CGF (US$82 million), the Government of Québec, through IQ, (US$61 million), and Eni (US$70 million).
»	Closing of the Private Placements subject to the receipt of various shareholder approvals in accordance with applicable regulation and the satisfaction of closing conditions; annual and special meeting of shareholders scheduled on May 13, 2026.
»	Net proceeds from the equity financing, once available to the Company, are expected to fund part of the Phase-2 Matawinie Mine.

Bought deal public offering for total gross proceeds to the Company of approximately US$96.5 million.

»	Full exercise of the over-allotment option (15% additional subscription receipts).
»	Gross proceeds of the bought deal offering less 50% of the underwriters’ fees held in escrow pending the satisfaction of the released conditions, including the private placements closing expected to occur on or about May 15, 2026.

Considering the announced public offering, associated over-allotment, the concurrent private placements and debt commitment, the Company is contemplating total gross proceeds of approximately US$645 million.

Upon closing of the private placement, satisfaction of the release conditions, and satisfaction of conditions precedents to the previously announced project debt financing, NMG expects to have secured all required funding to declare a positive FID on the Phase-2 Matawinie Mine.

Phase-2 13-ktpa Bécancour Battery Material Plant Financing

In parallel, the Company advances project financing activities for the 13-ktpa Bécancour Battery Material Plant with targeted financial partners. NMG’s strategic shareholders Panasonic and Mitsui & Co., Ltd (“Mitsui”) have indicated their intention, subject to internal approval, to vote in favor of the Matawinie Mine transactions and have reiterated their interest to continue diligently studying an equity investment into the 13-ktpa Bécancour Battery Material Plant FID, pending customary due diligence including review of economics, agreement on relevant contracts, lenders’ approval (if necessary).

Management Discussion and Analysis	16

Although management believes that FID for the 13-ktpa Bécancour Battery Material Plant will occur, no assurance can be given that those arrangements and expressions of interest will all become committed volumes and converted into a positive FID.

Use of Proceeds – December 2025 Public Offering

On December 19, 2025, NMG completed a public offering via the issuance of 8,333,334 of its common shares at a price of US$2.40 for aggregate gross proceeds of approximately $27.6M (US$20M). Proceeds enable procurement of long-lead equipment, initiate certain construction activities, cover advancement of the detailed engineering and indirect costs for the Matawinie Mine, fund engineering activities to deliver an AACE class 3 estimate for the 13-ktpa Bécancour Battery Material Plant, and fund general working capital and corporate expenditures.

From the filing date of Prospectus Supplement No. 1 dated December 18, 2025 through March 31, 2026, the following amounts were incurred in respect of the Matawinie Mine, the 13-ktpa Bécancour Battery Material Plant Project, and general working capital and corporate expenses.

Planned Use of Proceeds:

	In millions of CAD $
	Spent as at March	Planned in prospectus	Variance
	31, 2026	supplement no. 1 (Note A)
Phase 2 – Matawinie Mine Project	3.8	14.7	(10.9)
Phase 2 – Bécancour Battery Material Plants Project	3.0	4.0	(1.0)
General Working Capital and Corporate Expenses	6.5	6.5	0.0
Total	13.3	25.2	(11.9)

Note A: The above figures represent the net proceeds disclosed in the prospectus supplement no. 1 in US Dollars and were converted in CAD amounts using the exchange rate of 1.3782 found in the prospectus supplement no. 1.

The Company is materially tracking on the planned use of proceeds disclosed in the prospectus, and there are currently no indications that the variances observed will cause any impact on the Company’s ability to achieve its business objectives.

Management Discussion and Analysis	17

QUARTERLY RESULTS

During the three-month period ended March 31, 2026, the Company recorded a net loss of $4,466 (net loss of $12,442 in 2025), a basic and diluted loss per share of $0.03 (basic and diluted loss per share of $0.08 in 2025).

Description	Q1-2026	Q4-2025	Q3-2025	Q2-2025
	(note a)	(note b)	(note c)	(note d)
	$	$	$	$
Net income (loss)	(4,466)	4,988	(76,707)	(21,016)
Basic earnings (loss) per share	(0.03)	0.03	(0.50)	(0.14)
Diluted earnings (loss) per share	(0.03)	0.03	(0.50)	(0.14)

Description	Q1-2025	Q4-2024	Q3-2024	Q2-2024
	$	$	$	$
Net income (loss)	(12,442)	(21,904)	(8,062)	(11,082)
Basic earnings (loss) per share	(0.08)	(0.19)	(0.07)	(0.10)
Diluted earnings (loss) per share	(0.08)	(0.19)	(0.07)	(0.10)

a)	The net loss in Q1-2026 decreased by $7,976 compared to Q1-2025, mainly due to the fair value revaluation of derivative warrant liabilities (gain of $10,490 in 2026 compared to a gain of $5,623 in 2025), combined with lower engineering study expenses, lower depreciation expenses following the end of depreciation of the coating demonstration plant, and a decrease in share-based compensation expenses resulting from revised assumptions related to performance-based stock options. These impacts were partially offset by higher legal costs associated with progress on the project financing and a foreign exchange loss of $991 in 2026, compared to a gain in 2025.
b)	The net loss in Q4-2025 decreased by $26,892 compared to Q4-2024 mainly due to a $4,787 gain related to the fair value revaluation of derivative warrant liabilities and a $16,151 gain on the settlement of the derivative warrant liability related to the termination of GM’s warrant exercisable at FID. For more details on the accounting treatment of this transaction, refer to Note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2025.
c)	The net loss in Q3-2025 increased by $68,645 compared to Q3-2024, mainly due to the fair value revaluation of the derivative warrant liabilities. This revaluation resulted in a non-cash loss of $63,550 in 2025, compared to a gain in 2024, and is mainly correlated with the increase in the Company’s market share price during the quarter. Additionally, the increase in the net loss can be explained by increased activities in connection with technical audits and due diligence processes from potential lenders. These impacts were partially offset by a decrease in engineering expenses following a change in project strategy with a focus on refining engineering for an initial capacity of active anode material production of 13,000 tpa to fulfill Panasonic Energy’s offtake volume.
d)	The net loss in Q2-2025 increased by $9,934 compared to Q2-2024, mainly due to the fair value revaluation of the derivative warrant liabilities, which resulted in a gain of $14,611 in 2024 compared to a loss in 2025. Additionally, the increase can be explained by increased activities in connection with technical audits and due diligence processes for potential lenders. These impacts were partially offset by a $7,548 loss recognized in 2024 from the settlement of convertible notes with Mitsui and Pallinghurst, as well as lower share-based compensation expense in 2025 due to a revised assumption related to performance-based stock options granted to key employees, combined with the decrease in options granted to consultants.

Management Discussion and Analysis	18

OTHER FINANCIAL INFORMATION

Description	March 31, 2026	December 31, 2025
	$	$
Total assets (a)	166,571	174,444
Mine under construction included in Property, plant and equipment (b)	80,580	76,020
Bécancour Battery Material Plant under construction included in Property, plant and equipment	1,219	1,219
Non-current liabilities	3,276	3,190
a)

The decrease of $7,873 in total assets between March 31, 2026, and December 31, 2025, is mainly explained by a decrease of $16,631 in cash and cash equivalents. As of the date of this MD&A, no additional financing was received in 2026, as the closing of the bought deal public offering and the private placements with CGF, IQ and ENI is expected to occur in May 2026 following the shareholders’ approval on the private placements at the annual and special shareholders’ meeting scheduled for May 13, 2026. The decrease is therefore explained by a monthly cash expenditure rate of approximately $5,488. This is partially offset by $6,342 of increase in property, plant, and equipment due to investments and continued progress on the development of the Phase-2 Matawinie Mine.

b)

The increase of $4,560 in the Mine under construction between December 31, 2025 and March 31, 2026, is related to expenditures incurred for the Phase-2 Matawinie Mine, which have been capitalized under property, plant, and equipment. These costs are primarily associated with the continued progression of the detailed engineering, environmental studies, and indirect costs for both the concentrator and the mining infrastructures ($2,597), long-lead equipment deposits for the electrical substation ($377), borrowing costs ($382), wages and benefits ($673), asset retirement obligation costs ($258), and tree clearing activities in preparation for the start of construction ($286).

THREE-MONTH PERIOD RESULTS

MINING PROJECTS EXPENSES

Description	March 31, 2026	March 31, 2025	Variation
	$	$	$
Wages and benefits (a)	1,389	978	411
Share-based compensation (b)	277	522	(245)
Engineering	95	—	95
Consulting fees	24	31	(7)
Materials, consumables, and supplies	158	218	(60)
Maintenance and subcontracting (c)	411	89	322
Utilities	82	91	(9)
Depreciation and amortization	122	59	63
Other	55	67	(12)
Uatnan Mining Project - Exploration and evaluation expenses	4	10	(6)
Grants	—	(5)	5
Tax credits	(294)	(94)	(200)
Mining projects expenses	2,323	1,966	357
a)The increase of $411 in wages and benefits for the three-month period ended March 31, 2026, is mainly due to the ore extraction and production campaign that started during the second half of 2025 for the Phase-1 Demonstration Plant.

Management Discussion and Analysis	19

b)The decrease of $245 in share-based compensation expenses for the three-month period ended March 31, 2026, is mainly due to a revised assumption related to performance-based stock options granted to key employees, which is partially offset by costs related to Restricted Share Units (RSUs) and Performance Share Units (PSUs) granted in December 2025.
c)The increase of $322 in maintenance and subcontracting expenses for the three-month period ended March 31, 2026, is mainly due to the ore extraction and production campaign that started during the second half of 2025 at the Phase-1 Demonstration Plant, which increased costs for tailings management and for maintenance at the concentrator demonstration plant. This campaign produced additional flake concentrate volumes to support supplementary product sampling and qualification efforts.

BATTERY MATERIAL PLANT PROJECT EXPENSES

Description	March 31, 2026	March 31, 2025	Variation
	$	$	$
Wages and benefits (a)	909	1,344	(435)
Share-based compensation	128	271	(143)
Engineering (b)	3,314	5,074	(1,760)
Consulting fees	195	208	(13)
Materials, consumables, and supplies (c)	82	468	(386)
Maintenance and subcontracting	42	158	(116)
Utilities	12	129	(117)
Depreciation and amortization (d)	185	2,097	(1,912)
Other	90	82	8
Grants	(70)	(251)	181
Tax credits (e)	(931)	—	(931)
Battery Material Plant project expenses	3,956	9,580	(5,624)
a)	The decrease of $435 in wages and benefits for the three-month period ended March 31, 2026, is mainly due to the end of operational activities at the purification demonstration plant and the coating demonstration plant.
b)	The decrease of $1,760 in engineering expenses for the three-month period ended March 31, 2026, is mainly due to increased activity in 2025 related to the 2025 updated feasibility study covering the Phase-2 Matawinie Mine and 44-ktpa Bécancour Battery Material Plant, which was published on March 31, 2025. The decrease was partially offset by the start of engineering activities to deliver an AACE class 3 estimate for the 13-ktpa Battery Material Plant project in Q1-2026.
c)	The decrease of $386 in materials, consumables, and supplies expenses for the three-month period ended March 31, 2026, is mainly due to the end of operational activities at the purification demonstration plant and the coating demonstration plant, resulting in lower materials, consumables, and supplies expenses.
d)	The decrease of $1,912 for the three-month period ended March 31, 2026, is mainly due to the end of depreciation of the coating demonstration plant.
e)	The increase of $931 for the three-month period ended March 31, 2026, is due to changes to the federal Scientific Research and Experimental Development (SR&ED) tax incentive program, which expanded access to the refundable tax credit for eligible Canadian public corporations, under which refundable tax credits are now available for taxation years beginning after December 15, 2024.

Management Discussion and Analysis	20

GENERAL AND ADMINISTRATIVE EXPENSES

Description	March 31, 2026	March 31, 2025	Variation
	$	$	$
Wages and benefits (a)	2,429	2,068	361
Share-based compensation (b)	987	2,088	(1,101)
Professional fees (c)	1,852	530	1,322
Consulting fees	715	658	57
Travelling, representation and convention	186	202	(16)
Office and administration (d)	1,634	1,248	386
Stock exchange, authorities, and communication	103	251	(148)
Depreciation and amortization	38	36	2
Other financial fees	4	5	(1)
General and administrative expenses	7,948	7,086	862
a)

The increase of $361 in wages and benefits for the three-month period ended March 31, 2026, is mainly due to an increase in headcount to support the Phase-2 Matawinie Mine Project and the Bécancour Battery Material Plants within the administration functions.

d)The decrease of $1,101 in share-based compensation expenses for the three-month period ended March 31, 2026, is mainly due to a revised assumption related to performance-based stock options granted to key employees, which is partially offset by Restricted Share Units (RSUs) and Performance Share Units (PSUs) granted in December 2025.
c)	The increase in professional fees of $1,322 for the three-month period ended March 31, 2026, is mostly due to higher legal costs associated with progress on the project financing.
d)

The increase in office and administration fees of $386 for the three-month period ended March 31, 2026, is mainly due to a milestone payment of $200 made in January 2026 under the agreement with Espace Nature Haute-Matawinie ("Espace Nature"), combined with higher advertising and promotion costs.

NET FINANCIAL COSTS

The $3,571 decrease in financial costs for the three-month period ended March 31, 2026, is mainly due to the fair value revaluation of derivative warrant liabilities, which resulted in a gain of $10,490 in 2026 compared to a gain of $5,623 in 2025. The amount of $10,490 represents a non-cash gain realized during the period. This gain is primarily attributable to two factors: a decrease in NMG’s share price during the reporting period and the value used as the estimated exercise date of the warrants, based on management’s best estimate. This decrease in financial costs was partially offset by a foreign exchange loss of $991 in 2026, compared to a gain of $24 during the same period in 2025, combined with lower interest income in 2026.

Management Discussion and Analysis	21

LIQUIDITY AND FUNDING

As at March 31, 2026, the Company’s current liabilities exceeded its current assets by $21,622, primarily due to the derivative warrant liabilities, which are recorded as a liability. However, the derivative warrant liabilities are classified as short-term liabilities due to their conversion features. Additionally, the Company held $57,309 in cash and cash equivalents as of March 31, 2026.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without the additional funding secured subsequent to March 31, 2026, the Company does not have sufficient liquidity to pursue its planned development activities. This funding is contingent on receiving shareholder approval and regulatory approval and there can be no assurances that these will both be successful. These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. For more detail, refer to Note 1 of the condensed consolidated interim unaudited financial statements.

As at March 31, 2026, all of the Company’s current liabilities totalling $85,756 ($91,406 as at December 31, 2025) have contractual maturities of less than one year, except for the derivative warrants liabilities, which are recorded in current liabilities due to their conversion features. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at March 31, 2026
	Carrying	Contractual	Remainder of	Year	Year	2029 and
	amount	cash flows	the year	2027	2028	Onward
	$	$	$	$	$	$
Accounts payable and other	13,983	13,983	13,983	—	—	—
Lease liabilities	1,538	1,697	478	438	264	517
Borrowings	699	750	225	300	225	—
Convertible Notes – Host[i]	17,222	17,424	17,424	—	—	—

[i]The Convertible Notes are translated at the spot rate as of March 31, 2026.

Management Discussion and Analysis	22

For the three-month period ended March 31, 2026, the Company had an average monthly cash expenditure rate of approximately $5,488, including additions to property, plant and equipment, deposits to suppliers, and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flows from operating activities in future periods, at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

	For the three-month periods ended
Cash flows provided by (used in)	March 31, 2026	March 31, 2025
	$	$
Operating activities before the net change in working capital items	(12,044)	(12,679)
Net change in working capital items	(331)	(768)
Operating activities	(12,375)	(13,447)
Investing activities	(4,088)	(3,191)
Financing activities	(598)	(659)
Effect of exchange rate changes on cash and cash equivalents	430	(11)
Increase (decrease) in cash and cash equivalents	(16,631)	(17,308)

OPERATING ACTIVITIES

For the three-month period ended March 31, 2026, cash outflows from operating activities totaled $12,375, while cash outflows totaled $13,447 for the same period in 2025. The net cash outflows were lower due to a positive variance in the net change in working capital items. Further details regarding the net change in working capital items are provided in Note 15 of the condensed consolidated interim financial statements.

INVESTING ACTIVITIES

For the three-month period ended March 31, 2026, cash used in investing activities totaled $4,088, compared to $3,191 for the same period in 2025. The increase is mainly due to lower grant proceeds received during the period compared to 2025, combined with higher additions to property, plant, and equipment for the Phase-2 Matawinie Mine in 2026, partially offset by a non-cash increase in asset rehabilitation obligation. Further details regarding the net cash flows used in investing activities are provided in Note 14 of the condensed consolidated interim financial statements.

FINANCING ACTIVITIES

For the three-month period ended March 31, 2026, the Company had a net outflow of $598 related to financing, compared to $659 for the same period in 2025. The variance is mainly due to proceeds of $153 from the exercise of stock options.

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended
	March 31, 2026	March 31, 2025
	$	$
Key management compensation
Wages and short-term benefits	568	345
Share-based payments	926	2,095
Board fees	201	230

Management Discussion and Analysis	23

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

Refer to notes 3, 4, and 5 in the condensed consolidated interim unaudited financial statements for the three-month period ended March 31, 2026, and notes 3, 4, and 5 in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 17 in the condensed consolidated interim unaudited financial statements for the three-month period ended March 31, 2026.

CAPITAL STRUCTURE

As at May 11, 2026
Common shares	160,826,539
Options	7,600,750
RSU/PSU	592,000
Warrants	70,932,538
Warrants - Convertible Notes	2,500,000
Convertible Notes	2,500,000
Other reserves - settlement of interests on Convertible Notes	1,920,176
Fully diluted	246,872,003

Subsequent to the closing of the bought deal public offering, 52,440,000 subscription receipts, including those issued pursuant to the full exercise of the over-allotment option, were outstanding and not included in the common shares referred to above. Upon satisfaction of the release conditions, holders of Subscription Receipts will receive one common share for each Subscription Receipt.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company have designed, or caused to be designed, disclosure controls and procedures ("DC&P") under their supervision, to provide reasonable assurance that material information pertaining to the Company is promptly communicated to Management, particularly during the period in which the filings are being prepared. These procedures ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. Management is also responsible for the design of the Company's internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management Discussion and Analysis	24

There have been no changes in the Company's ICFR that occurred during the period beginning on January 1, 2026, and ending on March 31, 2026, which have materially affected or are reasonably likely to materially affect the company’s ICFR. The CEO and CFO have signed form 52‐109F2, Certification of Interim Filings, which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable, and not absolute, assurance with respect to the reliability of the financial reporting and financial statements preparation. Accordingly, management, including the CEO and CFO, does not expect that the internal controls over financial reporting of the Company will prevent or detect all errors and all frauds. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The control framework used to evaluate the effectiveness of the design and operation of the Company's internal controls over financial reporting is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). These documents and other information about NMG may also be found on our website at www.nmg.com.

May 12, 2026

/s/ Eric Desaulniers	/s/ Charles-Olivier Tarte
Eric Desaulniers, géo., M.Sc.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	25